July 2, 2008

Chuck Shillings
President and Chief Executive Officer
Strasbaugh
825 Buckley Road
San Luis Obispo, California 93401

> **Re:** **Strasbaugh**
> **Amendment No. 5 to Registration Statement on Form S-1**
> **Dated June 10, 2008**
> **File No. 333-144787**

Dear Mr. Shillings:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. We note on September 24, 2007 you filed a registration statement on Form 8-A which became effective automatically by operation of Section 12(g) of the Exchange Act sixty days after it was filed. Please tell us why you have not yet filed any reports required under the Exchange Act.

Share Exchange Transaction, page 4

2. With a view toward clarified disclosure, please tell us how this transaction resulted in $63,000 in proceeds as mentioned on page 30.

Summary Financial Information, page 7

3. We note your disclosure of 13,993 shares used in computing basic and diluted income per share for the three months ended March 31, 2007. Please reconcile this with the condensed consolidated statements of operations which disclose

14,320 and 19,195 weighted average common shares outstanding basic and diluted, respectively, for the three months ended March 31, 2007.

Because Certain Actions Taken by Our Prior Board, page 12

4.   Based on your response to prior comment 1, it appears there is some risk that the offered shares may be void. For example, it appears that there may be some risk that the dividend was not consistent with Section 1903(c) as you describe it. Given the significance of the potential impact of such an outcome, it is unclear (1) how you concluded that you should not make investors aware of it in a separate risk factor that is also highlighted in the prospectus summary (2) how you believe acceleration of the effective date of the registration statement would be consistent with the public interest and the protection of investors as required by rule 461. Please revise or advise.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 23

Liquidity and Capital Resources, page 29

5.   We note your disclosure that your "available capital resources at March 31, 2008 consist primarily of approximately $1,378,000 in cash." Please reconcile this with the paragraph above and the condensed consolidated balance sheet which disclose $1,356,000.

Plan of Distribution, page 90

6.   We note your response to prior comment 3 that you will not accept an opinion for removal of the legend. However, it appears that, consistent with the legend, circumstances might exist that would permit an investor to sell the warrant in reliance on rule 144 to another investor and that you would not have an exemption from registration of the exercise of the warrant by that other investor. Please tell us how you have addressed this concern.

7.   We note that the second paragraph of Exhibit A states "we have been asked by the SEC to verify…" As neither the Commission nor the staff has made such request of you, please revise your Exhibit A accordingly.

Index to Financial Statements, page F-1

Condensed Consolidated Financial Statements for the Three Months Ended March 31, 2008

Note 1 – Summary of Significant Accounting Policies, page F-6

Investments in Securities, page F-10

8.   We note your disclosure that the fair value of substantially all securities is determined by quoted market prices. Please revise to provide the disclosures required by paragraphs 32 – 35 of SFAS 157.

Exhibits

9.   Please update exhibit 99.1.

Exhibit 5.1

10.   We note the opinion is dated as of March 24, 2008. In light of the issues raised in prior comments regarding the status of the shares under California law, please update this opinion to a date immediately prior to effectiveness.

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Tara Harkins at (202) 551-3639 or in her absence, Lynn Dicker at (202) 551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Mumford at (202) 551-3637 or me at (202) 551-3617 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief

cc: Larry Cerutti, Esq.
      Rushika Kumararatne, Esq.